Filed by: Weyerhaeuser Company Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Weyerhaeuser Company Commission File No.: 333-140411

The following is the text of the website that is being maintained at www.WeyerhaeuserDomtarExchange.com  in connection with Weyerhaeuser Company's (“Weyerhaeuser”) offer to exchange all shares of common stock of Domtar Corporation, a Delaware Corporation, owned by Weyerhaeuser, for common shares of Weyerhaeuser, and exchangeable shares of Weyerhaeuser Company Limited.

www.WeyerhaeuserDomtarExchange.com
Last Updated: 3/02/2007 4:30 PM New York City time

IMPORTANT NOTICE

This website and the materials on this website do not constitute an invitation to sell or an offer to buy any securities or a recommendation as to whether you should participate in the exchange offer.

In connection with the proposed combination of the fine paper business of Weyerhaeuser Company (“Weyerhaeuser”) and Domtar Inc., Domtar Corporation (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement that includes an exchange offer prospectus (the “Prospectus—Offer to Exchange”). The Prospectus—Offer to Exchange contains important information about the exchange offer and related matters. Investors and security holders are urged to read the Prospectus—Offer to Exchange, and any other relevant documents filed with the SEC when they become available, before making any investment decision. None of Weyerhaeuser, Weyerhaeuser Company Limited, the Company or any of their respective directors or officers makes any recommendation as to whether holders should participate in the exchange offer. Each holder must make his own decision after reading the Prospectus—Offer to Exchange.

You can obtain a free copy of the registration statement, of which the Prospectus—Offer to Exchange forms a part, and other documents filed by the Company and Weyerhaeuser with the SEC on the SEC’s website at www.sec.gov. Those documents may also be obtained for free upon request to Weyerhaeuser’s information agent, Innisfree M&A Incorporated, at 877-750-9497 (for shareholders who speak English), 877-825-8777 (for shareholders who speak French) and 212-750-5833 (for banks and brokers). In order to ensure timely delivery, any request should be submitted no later than February 23, 2007.

None of Weyerhaeuser, Weyerhaeuser Company Limited, the Company or any of their respective directors or officers has any liability or responsibility for the accuracy of the information on this website accessed by clicking "I accept" below. The data provided may be different from other sources of volume-weighted average prices or investors’ or security holders’ own calculations of volume-weighted average prices.

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The Exchange Offer

The Final Exchange Ratio is 11.1442

The final exchange ratio in connection with the exchange offer is 11.1442 because the limit on the exchange ratio (as described below) is in effect. Accordingly, the exchange offer is mandatorily extended to 12:00 midnight, New York City time, on March 6, 2007, unless the exchange offer is voluntarily extended.

Weyerhaeuser Company (“Weyerhaeuser”) is offering to exchange all shares of common stock of Domtar Corporation (“Company common stock”), which are owned by Weyerhaeuser, for common shares of Weyerhaeuser (“Weyerhaeuser common shares”) and exchangeable shares of Weyerhaeuser Company Limited (“Weyerhaeuser exchangeable shares”) that are validly tendered and not properly withdrawn, as described in more detail in the exchange offer prospectus (the “Prospectus—Offer to Exchange”).  Prospectus—Offer to Exchange (PDF).

You can also download copies of the following:

•	Letter of Transmittal for Weyerhaeuser common shares (PDF)
°	Instructions for Letter of Transmittal for Weyerhaeuser common shares (PDF)

•	Letter of Transmittal for Weyerhaeuser exchangeable shares (PDF)

The exchange offer was designed to permit holders of Weyerhaeuser common shares and Weyerhaeuser exchangeable shares to exchange their shares for shares of Company common stock at a 10% discount to the calculated per-share value of Company common stock.  Stated another way, for each $1.00 of Weyerhaeuser common shares or Weyerhaeuser exchangeable shares accepted in the exchange offer, the terms were designed so that the tendering holder would receive approximately $1.11 of Company common stock, based on calculated per-share values, subject to (i) a limit of 11.1442 shares of Company common stock for each Weyerhaeuser common share or Weyerhaeuser exchangeable share accepted in the exchange offer and (ii) proration.

The final calculated per-share values were equal to (i) with respect to Weyerhaeuser common shares and Weyerhaeuser exchangeable shares, the simple arithmetic average of the “daily volume-weighted average price” (or daily VWAP) of Weyerhaeuser common shares on the New York Stock Exchange on February 28, March 1 and March 2, 2007 (the “Valuation Dates”); and (ii) with respect to Company common stock, the simple arithmetic average of the daily VWAP of common shares of Domtar Inc. on the New York Stock Exchange on each of the Valuation Dates. The limit is in effect because dividing the final calculated value of Weyerhaeuser common shares by the final per share value of Domtar Inc. results in a share exchange ratio above the limit.

Because the exchange ratio is now fixed at the limit of 11.1442 shares of Company common stock for each Weyerhaeuser common share and exchangeable share accepted for exchange, the relative values of the Company common stock exchanged for Weyerhaeuser shares will vary with the market value of Weyerhaeuser shares and the market value of Company common stock when it is distributed pursuant to the exchange offer. Accordingly, the actual market value of the shares of Company common stock exchanged for each Weyerhaeuser share may be less than $1.11 for each $1.00 of Weyerhaeuser common shares or exchangeable shares accepted in the exchange offer.

The information on this website is being provided solely in connection with the exchange offer and should not be used for any other purpose. You should refer to the Prospectus—Offer to Exchange for additional information about the exchange offer.

The following table shows indicative and final calculated per-share values for Weyerhaeuser common shares (including Weyerhaeuser exchangeable shares) and Company common stock.

Date	End of Day VWAP WY.N	Indicative Calculated Per Share Value	End of Day VWAP DTC.N	Indicative Calculated Value	Indicative Per Share Value	Final Exchange Ratio
First Valuation Date
2/28/2007	$85.5649	$85.5649	$8.3927	$8.3927	$7.5534	-
Second Valuation Date
3/1/2007	$85.4447	$85.5048	$8.2631	$8.3279	$7.4951	-
Third Valuation Date
3/2/2007	$86.5911	$85.8669	$8.4782	$8.3780	$7.5402	11.1442§

§ Represents the final exchange ratio that is applicable to this exchange offer, which is at the limit because dividing the indicative calculated value of Weyerhaeuser common shares by the indicative per share value of Domtar Inc. results in an exchange ratio above the limit.

The following table shows how many shares of Company common stock will be exchanged for a specified number of tendered and accepted Weyerhaeuser common shares and Weyerhaeuser exchangeable shares.

Number of Weyerhaeuser common shares and Weyerhaeuser exchangeable shares tendered	Number of shares of the Company common stock issued in exchange based on the exchange ratio

1	11.1442
10	111.4420
100	1,114.4200
1,000	11,144.2000

*Note that the fractional share amount is provided for indicative purposes only.  Cash in lieu of fractional shares of Company common stock will be distributed in the exchange offer.

Tendering and Withdrawal

The procedures you must follow to participate in the exchange offer will depend on whether you hold your shares in certificated form, through Weyerhaeuser's Direct Stock Purchase Program (administered by Mellon Investor Services LLC)  or through a bank or trust company or broker. Please note that you may withdraw your tendered Weyerhaeuser common shares or Weyerhaeuser exchangeable shares at any time prior to the expiration of the exchange offer.  You can download copies of the forms of notices of withdrawal:

•	Notice of Withdrawal for Weyerhaeuser common shares (PDF)
•	Notice of Withdrawal for Weyerhaeuser exchangeable shares (PDF)

For specific instructions about how to participate in the exchange offer, see the sections entitled “This Exchange Offer—Terms of this Exchange Offer—Procedures for Tendering” and “This Exchange Offer—Withdrawal Rights” in the Prospectus—Offer to Exchange.

Glossary

Legal Notices - Terms and Conditions

www.WeyerhaeuserDomtarExchange.com

GLOSSARY

calculated per-share value: The calculated per-share value of a Weyerhaeuser common share or Weyerhaeuser exchangeable share for purposes of the exchange offer equals the simple arithmetic average of the “daily volume-weighted average price” of Weyerhaeuser common shares on the New York Stock Exchange on each of the Valuation Dates, as calculated by Weyerhaeuser. The calculated per-share value of a share of Company common stock for purposes of the exchange offer equals the average of the “daily volume-weighted average price” of common shares of Domtar Inc. on the New York Stock Exchange on each of the Valuation Dates, as calculated by Weyerhaeuser.  The calculated per-share values will be rounded to four decimal places.

daily VWAP: Daily VWAP means VWAP for the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the New York Stock Exchange), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the New York Stock Exchange and in no event later than 4:10 p.m., New York City time), as reported to Weyerhaeuser  by Bloomberg L.P. for equity ticker WY.N in the case of Weyerhaeuser common shares, and equity ticker DTC.N, in the case of common shares of Domtar Inc. Daily VWAP will be rounded to four decimal places.

exchange ratio: The number of shares of Company common stock that will be exchanged for each Weyerhaeuser common share or Weyerhaeuser exchangeable share accepted in the exchange offer.  The final exchange ratio will be rounded to four decimal places.

indicative calculated per-share value: The indicative calculated per-share values of Weyerhaeuser common shares and Company common stock on each of the Valuation Dates shown on this website equal, with respect to each stock, (i) on the first Valuation Date, the actual VWAP that day, (ii) on the second Valuation Date, the actual VWAP that day averaged with the actual daily VWAP on the first Valuation Date and (iii) on the third Valuation Date, the actual VWAP that day averaged with the actual daily VWAP on the first Valuation Date and with the actual daily VWAP on the second Valuation Date.

limit: The number of shares of Company common stock each tendering Weyerhaeuser shareholder will receive is subject to a limit of 11.1442 shares of Company common stock for each Weyerhaeuser common share or Weyerhaeuser exchangeable share accepted in the exchange offer.  If the limit is in effect, you will receive less than $1.11 of Company common stock for each $1.00 of Weyerhaeuser common shares or Weyerhaeuser exchangeable shares, depending on the calculated per-share values of Weyerhaeuser common shares and Company common stock at the expiration date, and you could receive much less.  The exchange offer does not provide for a minimum exchange ratio.

proration: If the exchange offer is oversubscribed and Weyerhaeuser cannot fulfill all tenders of all Weyerhaeuser common shares and Weyerhaeuser exchangeable shares at the exchange ratio, then all Weyerhaeuser common shares and Weyerhaeuser exchangeable shares validly tendered will generally be accepted for exchange on a pro rata basis in proportion to the number of shares tendered.  We refer to this as “proration.”  Weyerhaeuser shareholders who beneficially own “odd-lots” (less than 100 Weyerhaeuser common shares or 100 Weyerhaeuser exchangeable shares) and who validly tender all their Weyerhaeuser common shares or Weyerhaeuser exchangeable shares, as the case may be, will not be subject to proration.  The examples provided in the tables on this website assume that there is no proration for non-odd-lot holders.

VWAP: VWAP means the “volume-weighted average price” per share of stock on the New York Stock Exchange.

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